UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             EarthLink Network, Inc.
                ------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                ------------------------------------------------
                         (Title of Class of Securities)

                                    270322100
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 1998
                             ---------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 2 of 17 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.46%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 3 of 17 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.46%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 4 of 17 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.46%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 5 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.46%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 6 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 238,145
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,523,180
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   238,145
    With
                           10       Shared Dispositive Power
                                            1,523,180

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,761,325

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    15.53%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 7 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 179,227
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,523,180
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   179,227
    With
                           10       Shared Dispositive Power
                                            1,523,180

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,702,407

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    15.04%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 8 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
  Number of                                 154,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   154,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            154,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.37%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 2 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of EarthLink Network, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D dated February 3, 1997 and Amendment No. 1 thereto filed September 22, 1997 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 2 is being filed to report that certain of the Reporting Persons, among others, have entered into a voting agreement with the Issuer, pursuant to which they have agreed to vote in favor of certain matters described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)        Quantum Industrial Partners LDC ("QIP");

          ii)       QIH Management Investor, L.P. ("QIHMI");

          iii)      QIH Management, Inc. ("QIH Management");

          iv)       Soros Fund Management LLC ("SFM LLC");

          v)        Mr. George Soros ("Mr. Soros");

          vi)       Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

          vii)      Duquesne Capital Management, L.L.C. ("Duquesne LLC").

               This Statement relates to the Shares held for the accounts of QIP, Mr. Soros, Mr. Druckenmiller and the Duquesne LLC Clients (as defined herein).

Updated information concerning the Managing Directors of SFM LLC is set forth in Annex A hereto and incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 1,523,180 Shares (approximately 13.46% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for the account of QIP). This number includes 991,363 Shares, 465,117 Restricted Shares (as defined herein) and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                    (ii) Mr. Soros may be deemed the beneficial owner of 1,761,325 Shares (approximately 15.53% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for his personal account and the account of QIP). This number includes (A) 214,545 Shares and 23,600 Shares issuable upon the exercise of 23,600 currently exercisable warrants held directly for his personal account and (B) 991,363 Shares, 465,117 Restricted Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                    (iii) Mr. Druckenmiller may be deemed the beneficial owner of 1,702,407 Shares (approximately 15.04% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for his personal account and the account of QIP). This number includes (A) 22,727 Shares and 2,500 Shares issuable upon the exercise of 2,500 currently exercisable warrants held directly for his personal account, (B) 154,000 Shares held for the accounts of the Duquesne LLC Clients and (C) 991,363 Shares, 465,117 Restricted Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                    (iv) Duquesne LLC may be deemed the beneficial owner of the 154,000 Shares held for the accounts of the Duquesne LLC Clients (approximately 1.37% of the total number of Shares outstanding).

               (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 1,523,180 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                    (ii) Each of Mr. Soros and Mr. Druckenmiller, as a result of their positions with SFM LLC, may be deemed to have shared power to direct the voting and disposition of the 1,523,180 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                    (iii) Mr. Soros has the sole power to vote and dispose of the 238,145 Shares held for his personal account (assuming the exercise of all of the warrants held for his personal account).

                    (iv) Mr. Druckenmiller has the sole power to vote and dispose of the 25,227 Shares held for his personal account (assuming the exercise of all of the warrants held for his personal account).

                    (v) Pursuant to contracts with the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 154,000 Shares held for the accounts of the Duquesne LLC Clients.

               (c) There have been no transactions effected with respect to the Shares since December 20, 1997 (60 days prior to the date hereof) by any of the Reporting Persons or the accounts of the Duquesne LLC Clients.

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                    (iii) Mr. Druckenmiller has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                    (iv) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts.

               (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On February 10, 1998, the Issuer, Sprint Corporation ("Sprint"), Sprint Communications Company L.P. ("Sprint L.P."), Dolphin, Inc. ("Newco"), and a subsidiary of Newco, Dolphin Sub, Inc. ("Newco Sub") entered into an Investment Agreement (the "Investment Agreement"), a form of which is incorporated by reference hereto as Exhibit J and incorporated herein by reference. The Investment Agreement contemplates a strategic relationship in the area of Internet access and related services, and addresses the terms and conditions of a proposed investment by Sprint in the Issuer and related transactions. Pursuant to the Investment Agreement, Sprint proposes to make a tender offer to purchase 1,250,000 shares of common stock of the Issuer, for an aggregate cash consideration of $56,250,000 (the "Tender Offer"), upon the terms and subject to the conditions set forth in the Investment Agreement. Immediately following the closing of the Tender Offer, Sprint L.P. proposes to purchase
4,102,291 shares of Series A Convertible Preferred Stock of Newco in exchange for (i) an aggregate cash consideration of $23,750,000, (ii) the assignment to Newco of 100% of the Sprint L.P.'s "Sprint Internet Passport" subscribers, and
(iii) the entering into of a network agreement whereby Newco and the Issuer agree to utilize Sprint L.P.'s long-distance network under specified terms and conditions. Sprint also agreed to provide Newco and the Issuer with up to $25 million of convertible senior debt financing on or after the closing of the transaction, with such amount to increase to up to $100 million over time, such indebtedness to be evidenced by one or more convertible senior promissory notes.

               In connection with the Investment Agreement, QIP and Mr. Soros entered into an Agreement to Vote Stock (the "Voting Agreement"), dated February 10, 1998, among Sprint, Sprint L.P. and certain shareholders of Sprint named on Schedule A of the Voting Agreement (the "Granting Stockholders"), a form of which is incorporated by reference hereto as Exhibit K and incorporated herein by reference. Pursuant to the terms and subject to the conditions of the Voting Agreement, QIP and Mr. Soros agreed to vote all Shares which they own in the Issuer in favor of the following matters only: (a) the merger of a wholly-owned subsidiary of Newco into the Issuer (the "Merger"), (b) the issuance and sale of Newco's Convertible Preferred Stock, Convertible Notes and Shares in accordance with the Investment Agreement and other specified Ancillary Agreements (as defined in the Investment Agreement), (c) the transactions contemplated by the Investment Agreement and the Ancillary Agreements and (d) any related matter necessary for the transactions contemplated by the Investment Agreement or any Ancillary Agreement to be consummated, so long as any such matter is not inconsistent with the Investment Agreement and the Ancillary Agreements. The obligations of QIP and Mr. Soros terminate upon the earlier of (a) the Merger,
(b) the termination of the Investment Agreement pursuant to Section 6.01 thereof, (c) the modification, waiver or amendment, in any manner, adverse to the Granting Stockholders, of the Investment Agreement or the Ancillary Agreements, and (d) June 15, 1998 (the "Termination Date"). In addition, each of QIP and Mr. Soros agreed that, prior to the Termination Date, they would not (a) sell or otherwise dispose of any of the Shares, (b) grant any proxy, power of attorney or interest with respect to the Shares, or (c) enter into a voting agreement with respect to the Issuer's shares prior to the closing of the Merger (unless in connection with bona fide margin facilities).

               In connection with the Investment Agreement, the Issuer, Newco, Sprint and Sprint L.P. entered into a Governance Agreement (the "Governance Agreement") a copy of which is incorporated by reference hereto as Exhibit L and incorporated herein by reference, which relates to the corporate governance of Newco. In connection with the Governance Agreement, QIP and Mr. Soros entered into a Stockholders' Agreement (the "Stockholders' Agreement"), dated February 10,

1998, among the Issuer, Newco, Sprint, Sprint L.P. and the persons identified on
Schedule I to the Stockholders' Agreement, a form of which is incorporated by reference hereto as Exhibit M and incorporated herein by reference. Pursuant to the Stockholders' Agreement, QIP and Mr. Soros executed, or agreed to execute, irrevocable proxies appointing Sprint and Sprint L.P. as proxy with respect to the shares of Newco common stock to be held by QIP and the shares of Newco common stock to be held by Mr. Soros as a result of the Merger, and granting Sprint and Sprint L.P. the power to vote such shares in favor of the following matters only: (a) the Sprint Offer (as such offer is defined in the Stockholders' Agreement), (b) a Qualified Offer (as defined in the Stockholders' Agreement), and (c) any related matter that is required to be approved by the stockholders to effect the transactions contemplated by the Stockholders' Agreement. The obligations of QIP and Mr. Soros under the Stockholders'
Agreement become effective only after the closing of the transactions contemplated by the Investment Agreement.

               The descriptions of the Investment Agreement, Voting Agreement and related proxies, Governance Agreement and Stockholders' Agreement are qualified in their entirety by reference to the actual agreements, which are incorporated by reference as Exhibits hereto.

               From time to time, each of the Reporting Persons, the SFM Clients and/or the Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws or otherwise permitted by the Letter Agreement (filed as Exhibit H to the Initial Statement), each of such persons or entities may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, the Reporting Persons, the SFM Clients and/or the Duquesne LLC Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               C. Joint Filing Agreement dated February 3, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

               D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

               E. Amended and Restated Stock Purchase Agreement dated September 10, 1996 among the Issuer, QIP, Mr. Soros, Mr. Druckenmiller et al. (filed as Exhibit 10.18 to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-1578) and incorporated herein by reference).

               F. Registration Rights Agreement dated June 1, 1996, and all amendments thereto, executed by the Issuer for the benefit of QIP, Mr. Soros and Mr. Druckenmiller, among others (filed as Exhibit 4.4 to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-1578) and incorporated herein by reference).

               G. Form of Warrant issued to each of QIP, Mr. Soros, Mr. Druckenmiller et al. (filed as Exhibit 10.18(a) to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-1578) and incorporated herein by reference).

               H. Form of the Letter Agreement addressed to the Issuer and Invemed, from each of QIP, Mr. Soros and Mr. Druckenmiller et al (filed as Exhibit H to the Initial Statement and incorporated herein by reference).

               I. Form of Stock Subscription Agreement among the Issuer and QIP (filed as Exhibit I to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

               J. Form of Investment Agreement (filed as Exhibit 2.1 to the Issuer's 8-K (Registration No. 000-20799) and incorporated herein by reference).

               K. Form of Voting Agreement (filed as Exhibit 99.3 to the Issuer's 8-K (Registration No. 000-20799) and incorporated herein by reference).

               L. Governance Agreement among the Issuer, Newco, Sprint and Sprint L.P. (filed as Exhibit 10.1 to the Issuer's 8-K (Registration No. 000-20799) and incorporated herein by reference).

               M. Form of Stockholders Agreement (filed as Exhibit 99.2 to the Issuer's 8-K (Registration No. 000-20799) and incorporated herein by reference).

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February  18, 1998

                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:  /S/ GERALD KERNER
                                             ----------------------------------
                                             Gerald Kerner
                                             Managing Director

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                          Number of Shares
                                                          ----------------
Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
Jeffrey L. Feinberg
Arminio Fraga.................................................. 2,523/1/
Gary Gladstein................................................. 7,443/2/
Ron Hiram
Robert K. Jermain.............................................. 2,523/3/
David N. Kowitz
Alexander C. McAree
Paul McNulty...................................................   504/4/
Gabriel S. Nechamkin
Steven Okin
Dale Precoda
Lief D. Rosenblatt
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren................................................. 2,018/5/


Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since December 20, 1997 (60 days prior to the date hereof).

--------
/1/ This number includes 2,273 Shares and 250 currently exercisable warrants. /2/ This number includes 6,818 Shares and 625 currently exercisable warrants. /3/ This number includes 2,273 Shares and 250 currently exercisable warrants. /4/ This number includes 454 Shares and 50 currently exercisable warrants. /5/ This number includes 1,818 Shares and 200 currently exercisable warrants.

          (d) Except as set forth in the Initial Statement and for the Subscription Agreement, which is incorporated herein by reference, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

               An aggregate of 45,455 Shares and 5,000 Warrants are held in five separate irrevocable trusts for the children of Mr. Soros, one of the trustees of which is Mr. Gary Gladstein. The Reporting Persons disclaim beneficial ownership of any shares held in the aforementioned trusts for the benefit of the children of Mr. Soros.